
09010707

DIODES INCORPORATED

DIODES INCORPORATED
2008 ANNUAL REPORT

Building Momentum »

Financial Highlights



NET SALES
in millions
$137
$186
$215
$343
$401
$433
2003
2004
2005
2006
2007
2008



EARNINGS PER SHARE[1,2]
adjusted
$0.31
$0.73
$0.86
$1.26
$1.50
$1.04
2003
2004
2005
2006
2007
2008



STOCKHOLDERS' EQUITY
in millions
$71
$112
$225
$294
$370
$372
2003
2004
2005
2006
2007
2008

(in thousands, except per share data)	2003	2004	2005	2006	2007	**2008**
Net sales	$136,905	$185,703	$214,765	$343,308	$401,159	**$432,785**
Gross profit	36,528	60,735	74,377	113,892	130,379	**132,528**
Selling, general and administrative expenses	19,586	23,517	30,183	47,817	55,127	**68,373**
Research and development expenses	2,049	3,422	3,713	8,237	12,955	**21,882**
Amortization of acquisition related intangibles	—	—	—	360	836	**3,706**
In-process research and development	—	—	—	—	—	**7,865**
Restructuring charge	1,037	—	—	—	1,061	**4,089**
Total operating expenses	22,672	26,939	33,896	56,414	69,979	**105,915**
Income from operations	13,856	33,796	40,481	57,478	60,400	**26,613**
Interest income, net	(860)	(637)	221	4,855	11,286	**2,643**
Other income (expense)	(5)	(418)	406	(1,212)	(225)	**16,594**
Income before taxes and minority interest	12,991	32,741	41,108	61,121	71,461	**45,850**
Income tax provision	2,460	6,514	6,685	11,689	9,428	**4,585**
Minority interest	(436)	(676)	(1,094)	(1,289)	(2,376)	**(2,290)**
Net income—GAAP	$ 10,095	$ 25,551	$ 33,329	$ 48,143	$ 59,657	**$ 38,975**
Net income—Adjusted[1]	$ 10,095	$ 25,551	$ 33,329	$ 53,439	$ 64,949	**$ 44,753**
Earnings per share, diluted[2]						
GAAP	$ 0.31	$ 0.73	$ 0.86	$ 1.16	$ 1.41	**$ 0.91**
Adjusted	$ 0.31	$ 0.73	$ 0.86	$ 1.26	$ 1.50	**$ 1.04**
Number of shares, diluted[2]						
GAAP	32,414	34,811	38,842	41,502	42,331	**42,638**
Adjusted[1]	32,414	34,811	38,842	42,451	43,167	**43,040**

	2003	2004	2005	2006	2007	**2008**
Total assets	$123,795	$167,801	$289,515	$620,915	$706,365	**$894,143**
Working capital	27,154	49,571	146,651	395,630	451,801	**209,832**
Long-term debt, net of current portion	6,750	7,833	4,865	237,115	235,815	**400,646**
Stockholders' equity	71,450	112,148	225,474	294,167	369,598	**372,327**
Return on assets	8.8%	17.5%	14.6%	10.6%	9.0%	**4.9%**
Return on equity	15.6%	27.8%	19.7%	18.5%	18.0%	**10.5%**

1—Adjusted for items related to SFAS 123R stock option expense, acquisition and purchase price adjustments, restructuring charges, and gains from debt extinguishment.
2—Adjusted for the effect of 3-for-2 stock splits in November 2003, December 2005, and July 2007.

Message from the Chairman

As Chairman of Diodes Incorporated since 1993, I have seen the Company through many economic periods and business cycles. Over that time, the Company has grown and evolved into one of the leading global manufacturers and suppliers of discrete and analog semiconductor solutions with revenues approaching half a billion dollars this past year.

We have completed and integrated several important strategic acquisitions over the years that have further extended and strengthened our market position and technological capabilities. The acquisition of Zetex in 2008 was an important step in the execution of our strategic growth objectives and further broadens our global leadership position within our target markets. However, the current economic times have dramatically changed the business environment for all companies, in particular for the semiconductor industry as a whole. I believe our board and executive management have responded in a quick and decisive manner in order to reduce costs and align the organization with the current environment.

Diodes has a very experienced and competent management team that has a proven track record of success in managing through tough economic times while consistently emerging a stronger company. In speaking on behalf of the entire Board of Directors, we have a tremendous amount of confidence in our executive team and their abilities to properly and efficiently manage through this challenging environment. Further, we are prepared to take additional actions as required by the economic conditions to maintain the Company's strong financial position.

Our focus has always been on creating value for our shareholders, and we will continue to uphold that commitment. I believe our financial strength and cost-cutting measures, combined with our experienced management team and sales initiatives, properly position the Company to manage through the downturn while preparing for profitable growth as the economy improves.

I would like to personally thank Dr. Lu for his continued leadership as well as the entire management team for their years of service and commitment to excellence. I would also like to thank our employees, customers and shareholders for their unrelenting support and confidence in Diodes. I look forward to celebrating our future successes with each of you.

Sincerely,



RAYMOND SOONG
Chairman of the Board



Raymond Soong
Chairman of the Board

Dear Fellow Shareholders: The year 2008 was very significant for Diodes Incorporated and one of turmoil within the economy as a whole.



Dr. Keh-Shew Lu
President and Chief Executive Officer

From a financial perspective, we continued to build momentum in our business with revenues growing nearly 8 percent to $433 million as compared to $401 million in 2007. We continued to generate strong cash flow from operations of $57 million for the year, while increasing our cash to $103 million at year-end.

Also during 2008, we continued to make significant progress towards our strategic growth objectives. Our year was highlighted by our June acquisition of Zetex plc. The acquisition complements the strength of our business and has offered substantial synergies that I believe will further enhance Diodes' global leadership position in discrete and analog semiconductor solutions.

As part of our extensive evaluation process of Zetex, it became evident that the strengths and expertise of Diodes and Zetex created a more diversified business when combined. Diodes has cost-effective packaging technology capabilities and large capacity in our manufacturing facilities in China, as well as a strong sales and marketing presence in Asia and a focus on the consumer, computing and communications markets. Zetex, on the other hand, has a strong proprietary wafer process, a solid application and design team, a strong presence in Europe, as well as a focus on the industrial, communications and automotive markets. Additionally, Zetex provides analog and application-centric exposure in categories where Diodes does not currently participate, such as power management and LED-lighting.

We strongly believe that our future growth will be significantly complemented by the addition of Zetex to our business by enhancing Diodes' market position, expanding our product portfolio and increasing exposure to the automotive and industrial markets, as well as broadening our presence in Europe.

NEW PRODUCTS AND DESIGN WINS

During 2008, we released over 230 new products in analog, discrete, Hall sensors, MOSFETs, SBR® devices, bipolar transistors, power management, and LED drivers, to name a few. This increased level of new products has generated strong interest from key accounts and has broadened our portfolio for increased cross-selling opportunities and customer expansion. Additionally, our expanded distribution channels, as well as global sales and field application teams, have further strengthened our organization. As a result of our focus on new products, in 2008 we achieved our highest level of design activity ever.

SBR is a registered trademark of Diodes Incorporated.

Looking forward, our investments in research and development ($23 million or 5.2 percent of 2008 revenue) and dedication to product innovation have created a strong pipeline of design wins that will contribute to our revenue momentum in the future. Additionally, our analog business continues to grow in prominence, as we remain focused on mobility and portability, which we expect will be a strong contributor going forward.

OPTIMIZING COST STRUCTURE

As is evident to all, the global macroeconomic environment is very challenging for all businesses as we begin the new year. We expect market uncertainty to continue into 2009 with a decrease in global demand, particularly in the consumer and computer markets in Asia, as well as general market softness in the United States and Europe. As a result of current expectations for the overall economy, we have taken the necessary steps to optimize our cost structure across the organization. These initiatives include accelerating our plan to integrate the Zetex products into our manufacturing facilities, reducing capital expenditures to a maintenance level, decreasing manufacturing process and raw material costs, as well as realigning our product development and wafer fabrication organizations.

IMPROVED LIQUIDITY

At the end of 2008, Diodes made notable progress towards resolving our situation with our auction rate securities portfolio. We entered into a settlement agreement with UBS AG which, among other things, provides us the right to sell our entire $320.6 million auction rate securities portfolio to UBS at 100% of par beginning on June 30, 2010. As part of this agreement, we took advantage of our 'no net cost' loan obtained through UBS and repurchased $46.5 million of our $230 million 2.25% Convertible Senior Notes for approximately $23.2 million in cash. Through our continuing operations, as well as the previously announced reduction in capital expenditures and other cost containment measures, we believe we have sufficient cash flow to sustain us through these difficult times, and we remain committed to improving the value of Diodes.

NEXT STEPS

We believe Diodes is taking all the right steps to further build our momentum towards becoming a global leading provider of complete analog and discrete semiconductor solutions. We remain committed to executing on our growth objectives by leveraging our highly efficient manufacturing and packaging capabilities and capacity, broadening our product portfolio, increasing our geographic footprint and diversifying our market segments.

Looking into 2009, we remain cautiously optimistic and continue to focus on executing the strategy that has proven to be successful for Diodes over the years. Although the current economy creates a more challenging environment for our business, we will continue to carefully manage costs in order to protect cash, while we prepare Diodes for profitable growth when the economy improves. In closing, I believe that over the long term, Diodes is in a better position for growth than ever before, and that our long history of success will once again create increasing value for our shareholders.

We would like to thank you, our shareholders, customers, employees and suppliers, for your continued support and confidence in Diodes Incorporated.

Sincerely,



DR. KEH-SHEW LU
President and Chief Executive Officer

Diodes continues to **EXECUTE** strategies for profitable growth, despite this difficult economic climate. We have **GROWN OUR PORTFOLIO** of high-quality, application-specific standard products within the broad discrete and analog semiconductor markets, by using innovative, cost-effective packaging technologies that maintain our **COST LEADERSHIP**.

MANUFACTURING CAPACITY IN CHINA (in billions of units produced)



2003
3.4
2004
5.4
2005
8.2
2006
11.8
2007
15.4
2008
17.4

Cost Reduction Strategy Moving Forward

It's always smart business to manage costs effectively. The current economic climate makes it not only smart but imperative.

As a result, we are executing a number of cost-reduction strategies designed to make our operations more cost effective in 2009 and beyond.

We began this process in the second half of 2008 by identifying and implementing a number of expense reduction opportunities that would enable us to optimize our cost structure across the organization. These initiatives include, but are not limited to, the following:

- Accelerating our plan to integrate the Zetex products into our manufacturing facilities;
- Reducing our manufacturing process and raw material costs; and
- Realigning our product development and wafer fabrication organizations.

The realignment has moved products from our older 4-inch line to new 6-inch lines in our Oldham, United Kingdom and Fabtech Kansas City facilities.

We further reduced headcount at our wafer fabs in Kansas City and Oldham, United Kingdom and instituted a hiring freeze at all our other locations worldwide.

We're taking other steps as well. For instance, by emphasizing internal packaging, manufacturing and fabrication, we are reducing or eliminating the cost of subcontractors. Where appropriate, we are also changing products from gold to copper wire, a move that enables us to take advantage of cost savings without reducing product performance.

In the last quarter of 2008, we began to manufacture Zetex' products in our facilities in China. Zetex' complementary proprietary wafer process gives us expanded capabilities and capacity, which we believe will be major contributors to our future growth.

At Diodes, we differentiate our business with innovative and cost-effective process and packaging technologies. Our flexible and optimized manufacturing process results in low packaging costs, which provide us with an important competitive advantage.

We intend to continue taking the necessary steps to maintain our cost leadership.

OUR GLOBAL REACH

72.6%
ASIA

15.6%
NORTH AMERICA

11.8%
EUROPE

We are **EXPANDING OUR MARKET SHARE** within the high-volume, high-growth markets that we actively serve. We continue to leverage our **LARGE EXISTING CUSTOMER BASE** of short design cycle markets to further drive sales of new products and solutions.

DIVERSE END-MARKETS full year 2008

3%
AUTOMOTIVE INDUSTRY
- Audio/Video Players
- Comfort Controls
- Engine Controls
- GPS Navigation
- HID Lighting
- Satellite Radios

16%
TELECOMMUNICATIONS
- Cable Modems
- DSL
- Ethernet
- Fiber Optics
- Gateways
- Hubs
- Networking
- Power/Phone Lines
- Routers
- Standard Modems
- Switches
- Wireless

16%
INDUSTRIAL APPLICATIONS
- DC-DC Conversion
- HVAC
- Lighting
- Motor Control DC Fans
- Power Supplies
- Security Systems

32%
CONSUMER ELECTRONICS
- Digital Audio Players
- Digital Cameras
- Game Consoles
- LCD TVs
- Mobile Handsets
- Personal Medical Devices
- Set-Top Boxes

33%
COMPUTERS
- Flat-Panel Monitors
- Hard Disk Drives
- Motherboards
- Multi-Function Printers
- Network Interface Cards
- Notebooks
- PDAs
- Servers

A Broad Portfolio of Solutions

Combining Diodes and Zetex strengthens the Company in three key ways. It expands our product portfolio into the industrial and automotive markets. It creates significant cross-selling opportunities within our customer base. And it increases our geographic footprint.

Our ability to manufacture our products cost-effectively and efficiently is central to our business strategy. In 2008, we successfully built up capacity to prepare for volume increases when the market turns around.

We also believe that the inclusion of Zetex' engineering and marketing expertise into Diodes' team, along with their established customer base and product offerings, further enhances Diodes' global leadership in discrete and analog semiconductor products and solutions.

Together, we now offer six product strategies in high growth areas: standard linear, power management, sensor, MOSFET, SBR®, and transistor. These products enable us to capitalize on our core strengths while expanding into new markets, including: the industrial arena; the LED driver market, which includes flat panel television displays; thin devices such as new feature-rich mobile phones and notebook computers; and new emerging growth markets, including solar panels and LED lighting.

What's more, our continued innovation helps solidify our market position and provides a competitive advantage. Case in point is as follows: in 2008, we introduced the world's smallest fully self-protected low-side MOSFET. Its miniature format delivers a package power density three times that of its much larger packaged counterpart, making it ideal for a wide range of automotive and industrial applications. Also, market awareness of our patented and proprietary SBR® products continues to grow at a high rate with early adoption into new high-efficiency energy standards.

Diodes and Zetex have proven to be a powerful combination. We look forward to capitalizing on the new business opportunities and geographic expansion that results from the synergies of the combined companies.

SBR is a registered trademark of Diodes Incorporated.

OUR DISTRIBUTION NETWORK

Through innovative marketing strategies and sophisticated logistics, we work with world-class distributors to assist our customers in advancing their technologies.

Major distributors include:


ARROW ELECTRONICS, INC.


AVNET
electronics marketing


Digi-Key
CORPORATION


F
FUTURE
ELECTRONICS


RUTRONIK
EUROPE


YOSUN


ZENITRON

Corporate Governance Highlights

Good corporate governance is essential to protect investors and instill confidence in public companies. To enlist and sustain investor confidence in Diodes Incorporated, we provide public access to information about our corporate governance policies in the investor section of our website at www.diodes.com. These policies provide a framework for the proper governance of our company, consistent with government requirements and in the best interests of you, our shareholders.

Key Information About Our Corporate Governance Policies and Commitments:

- *Majority of Board members and Board Committee members are independent;*
- *Board adopted a Code of Business Conduct;*
- *Board adopted Corporate Governance Guidelines;*
- *Board Committee charters clearly establish respective roles and responsibilities;*
- *Board adopted a Code of Ethics for the Chief Executive Officer and all members of our finance department, including the principal financial/accounting officer;*
- *Board and each Board Committee is required to conduct a self-evaluation of their performance at least annually that is supervised and reviewed by the Governance and Stockholder Relations Committee to determine whether the Board and each Board Committee is functioning effectively;*
- *Audit Committee established policies in its charter for auditor independence;*
- *Audit Committee conducts an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis;*
- *Audit Committee members meet regularly with internal and external auditors, without the presence of the Company's management;*
- *Audit Committee and Company are committed to full compliance with the United States Foreign Corrupt Practices Act and the anti-bribery laws of the Peoples' Republic of China;*
- *Internal Audit Manager reports directly to Audit Committee;*
- *Moss Adams LLP, the Company's independent registered public accounting firm, reports directly to the Audit Committee, and the Audit Committee reviews any non-audit services to ensure that they do not interfere with the auditors' independence;*
- *Through internal audit control functions, the Company monitors compliance with its global financial policies and practices over critical areas, including: internal controls, financial accounting and reporting, fiduciary accountability, and safeguarding of the Company's corporate assets;*
- *A whistle-blower hotline has been established as a confidential means for employees to address issues to the Audit Committee regarding the Company's accounting, internal accounting controls and auditing practices;*
- *Compensation Committee makes recommendations to the Board regarding compensation, benefits and incentive arrangements for officers;*
- *Governance and Stockholder Relations Committee recommends director nominees to be selected by the Board;*
- *Non-management directors each must hold stock with a value of at least two times the annual Board and Committee retainers combined. A newly elected director will have five years to reach the target ownership level;*
- *Management directors each must hold the lesser of four times his/her salary or 125,000 shares of the Company's common stock;*
- *Meetings of independent directors without management present are held regularly.*

Our culture demands integrity and an unyielding commitment to strong internal practices and policies. We thank you for the confidence you have placed in us.

Corporate Information

BOARD OF DIRECTORS

Raymond Soong [2C, 3C]
Chairman of the Board, *Diodes Incorporated*
Chairman of the Board,
Lite-On Technology Corporation
Director since 1993

C.H. Chen
Vice Chairman, *Diodes Incorporated*
Vice Chairman,
Lite-On Semiconductor Corporation
Director since 2000

Michael R. Giordano [1CF]
Senior Vice President,
UBS Financial Services, Inc.
Director since 1990

L.P. Hsu [1,2]
Chairman, *Philips Taiwan Quality Foundation*
Director since 2007

Dr. Keh-Shew Lu
President & Chief Executive Officer,
Diodes Incorporated
Retired, Senior Vice President,
Texas Instruments, Inc.
Director since 2001

Dr. Shing Mao [2, 3]
Retired, Chairman of the Board,
Lite-On USA, Inc.
Director since 1990

John M. Stich [1, 3]
Honorary Consul General of Japan at Dallas
Retired, Chief Marketing Officer,
Texas Instruments, Inc.–Japan
Director since 2000

1 – Audit Committee Member
2 – Compensation Committee Member
3 – Governance & Stockholder Relations Committee Member
C – Committee Chair
F – Financial Expert

EXECUTIVE OFFICERS

Dr. Keh-Shew Lu
President & Chief Executive Officer
Employee since 2005

Mark A. King
Senior Vice President, Sales & Marketing
Employee since 1991

Joseph Liu
Senior Vice President, Operations
Employee since 1990

Hans Rohrer
Senior Vice President, Business Development
Employee since 2008

Carl C. Wertz
Chief Financial Officer, Secretary & Treasurer
Employee since 1993

Richard D. White
Senior Vice President, Finance
Employee since 2006

Colin Greene
Europe President and Vice President,
Europe Sales & Marketing
Employee since 2008

Julie Holland
Vice President, Worldwide Analog Products
Employee since 2008

T.J. Lee
Vice President, Packaging Operations
Employee since 2006

Edmund Tang
Vice President, Corporate Administration
Employee since 2006

Francis Tang
Vice President, Product Development
Employee since 2006

SHAREHOLDER INFORMATION

Diodes Incorporated common stock is listed and traded on the NASDAQ Global Select Market (NASDAQ-GS: **DIOD**).

Calendar Quarter Ended	Closing Sales Price of Common Stock	
2008	High	Low
Fourth Quarter	$17.13	$ 3.44
Third Quarter	28.26	17.31
Second Quarter	30.93	22.55
First Quarter	29.71	20.22
2007	High	Low
Fourth Quarter	$34.71	$27.40
Third Quarter	32.84	26.31
Second Quarter	27.85	23.06
First Quarter	26.94	21.89

FORM 10-K

A copy of the Company's Form 10-K and other publicly filed reports, as filed with the United States Securities and Exchange Commission, are available at www.diodes.com or www.sec.gov or upon request of:

Investor Relations
Shelton Group
Contact: Leanne Sievers
19800 MacArthur Blvd., Suite 300
Irvine, CA 92612
T: 949-224-3874
F: 949-224-3872
Email: LSievers@Sheltongroup.com
or Diodes-Fin@Diodes.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Moss Adams LLP
11766 Wilshire Blvd., Suite 900
Los Angeles, CA 90025

TRANSFER AGENT & REGISTRAR

Continental Stock
Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
T: 212-509-4000

GENERAL COUNSEL

Sheppard, Mullin, Richter & Hampton LLP
333 S. Hope Street, 42nd Floor
Los Angeles, CA 90071-1448

FINANCIAL INFORMATION ONLINE

World Wide Web users can access Company information on the Diodes Incorporated Investor page at www.diodes.com



DIODES INCORPORATED
Corporate Offices
15660 N. Dallas Parkway, Suite 850
Dallas, TX 75248 USA
T: 972-385-2810

DIODES INCORPORATED
3050 E. Hillcrest Drive
Westlake Village, CA 91362 USA
T: 805-446-4800

ASIA SALES
Taipei, Taiwan
Shanghai, China
Shenzhen, China
Gyeonggi-do, Korea

EUROPEAN SALES
Munich, Germany

MANUFACTURING FACILITIES
Shanghai, China (2)
Kansas City, MO, USA
Oldham, United Kingdom
Neuhaus, Germany



Diodes Incorporated
Registered to
ISO 9001-2000
File Number A5109

www.diodes.com
NASDAQ-GS: DIOD